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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2 (b)

(Amendment No. 1)*

CreXus Investment Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

226553105

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

This amends a Schedule 13G filed on February 12, 2010, by Allianz Global Investors Management Partners LLC (“AGIMP”), a wholly-owned subsidiary of Allianz Global Investors of America L.P. (“AGI LP”), and AGIMP’s wholly-owned subsidiaries, NFJ Investment Group LLC (“NFJ”), Nicholas-Applegate Capital Management LLC (“NACM”) and Oppenheimer Capital LLC (“OpCap”). Those filers have been reorganized and as part of that reorganization, NACM and OpCap ceased operations and AGIMP changed its name to Allianz Global Investors Capital LLC (“AGIC”). NFJ remains a wholly-owned subsidiary of AGIC, which remains a wholly-owned subsidiary of AGI LP. Investment advisory accounts that were managed by NACM and OpCap are now managed by AGIC.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 226553105	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON ALLIANZ GLOBAL INVESTORS CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 918,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON* IA, HC, OO

CUSIP NO. 226553105	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON NFJ INVESTMENT GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 918,200
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 918,200
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 918,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON* IA, OO

CUSIP NO. 226553105	13G	Page 4 of 8 Pages

Item 1	(a)	Name of Issuer:

CreXus Investment Corp.

	(b)	Address of Issuer’s Principal Executive Offices:

1211 Avenue of the Americas, Suite 2902
New York, New York 10036

Item 2	(a)	Name of Person Filing:

Allianz Global Investors Capital LLC (“AGIC”)
NFJ Investment Group LLC (“NFJ”)

	(b)	Address of Principal Business Office:

AGIC: 600 West Broadway, Suite 2900, San Diego, CA 92101
NFJ: 2100 Ross Avenue, Suite 700, Dallas, TX 75201

	(c)	Citizenship:

Both filers are organized in Delaware

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

226553105

CUSIP NO. 226553105	13G	Page 5 of 8 Pages

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(e)	☒ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒ Parent holding company or control person, in accordance with 13d-1(b)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J); or

(k)	☐ Group, in accordance with Rule13d-1(b)(1)(ii)(K);

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution .

Item 4	Ownership.

(a)	Amount beneficially owned: 918,200

(b)	Percent of Class: 5.1%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

AGIC: 0
NFJ: 918,200

(ii) Shared power to vote: 0

CUSIP NO. 226553105	13G	Page 6 of 8 Pages

(iii)	Sole power to dispose or direct the disposition of:

AGIC: 0 NFJ: 918,200

(iv)	Shared power to dispose or direct the disposition of: 0

Each of AGIC and NFJ is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended. NFJ is a wholly-owned subsidiary of AGIC, which is a wholly-owned subsidiary of Allianz Global Investors of America L.P. (“AGI LP”).

The securities reported herein are held by investment advisory clients or discretionary accounts of which AGIC and/or NFJ is the investment adviser. Investment advisory contracts grant to each of AGIC or NFJ voting and/or investment power over the securities held by each of their respective clients or in accounts that each of them manages. As a result, each may be deemed to beneficially own the securities held by its clients or accounts within the meaning of rule 13d-3 under the Act. Because AGIC is the parent holding company of NFJ, AGIC may be deemed to so beneficially own the securities held by NFJ’s clients or accounts.

In conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations in which related entities exercise voting and investment powers over the securities being reported independently from each other, this filing does not reflect securities beneficially owned by affiliates of AGI LP other than AGIC and NFJ. The voting and investment powers held by AGIC and NFJ are exercised independently from AGI LP’s other affiliates. Furthermore, internal policies and procedures of AGIC and NFJ establish informational barriers that prevent the flow between them and the rest of AGI LP’s affiliates of information that relates to the voting and investment powers over the securities held in the accounts that AGIC and NFJ manage. Consequently, AGIC and NFJ report the securities over which they hold investment and voting power separately from AGI LP and its other affiliates for purposes of Section 13 of the Act.

AGIC and NFJ believe that none of AGIC, NFJ, AGI LP or any of AGI LP’s other affiliates constitute a “group” within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the securities reported herein held by any of them or by any persons or entities for whom or for which AGIC, NFJ or such other affiliates provide investment management services. Each of AGIC and NFJ also disclaims beneficial ownership of these securities except to the extent of that filer’s pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Each client of AGIC and NFJ has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities reported herein. No one client holds more than five percent of such securities.

CUSIP NO. 226553105	13G	Page 7 of 8 Pages

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit A - Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2011

ALLIANZ GLOBAL INVESTORS CAPITAL LLC

By:	/s/ Kellie E. Davidson
Kellie E. Davidson, Secretary

NFJ INVESTMENT GROUP LLC

By:	/s/ Kellie E. Davidson
Kellie E. Davidson, Assistant Secretary

CUSIP NO. 226553105	13G	Page 8 of 8 Pages

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, each of the undersigned hereby constitutes and appoints Allianz Global Investors Capital LLC, a Delaware limited liability company, as its true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Date: February 10, 2011

ALLIANZ GLOBAL INVESTORS CAPITAL LLC

By:	/s/ Kellie E. Davidson
Kellie E. Davidson, Secretary

NFJ INVESTMENT GROUP LLC

By:	/s/ Kellie E. Davidson
Kellie E. Davidson, Assistant Secretary